April 24, 2018 Q1 2018 McDermott International, Inc. Q1 2018 Supplemental Information Exhibit 99.2

McDermott cautions that statements in this communication which are forward-looking, and provide other than historical information, involve risks, contingencies and uncertainties that may impact actual results of operations of McDermott, including after the proposed business combination with CB&I. These forward-looking statements include, among other things, statements about backlog, bids and change orders outstanding, target projects and revenue pipeline, to the extent these may be viewed as indicators of future revenues or profitability, McDermott’s 2018 focus areas, including with respect to the proposed business combination with Chicago Bridge & Iron Company N.V. (“CB&I”), potential savings related to the “Fit 2 Grow” initiative, cost synergies and progress towards completing the proposed combination (including the related financing), the timing of award of target projects and the anticipated range of values and breakdown by project type, McDermott’s earnings and other guidance for 2018 and expectations related to such guidance, estimates relating to the percentage of completion of various ongoing projects and the expected value, scope, execution and timing of the projects discussed, expectations related to debt maturities, expectations regarding free cash flow and working capital, our beliefs about the effect of low oil prices on McDermott, our beliefs relating to the risk of contract cancellations, our beliefs relating to the impact of the Tax Cuts and Jobs Act on McDermott, expectations relating to the MOU with Saudi Aramco, including with respect to the timing of capital expenditures, and our expectations with respect to where customers are investing capital. Although we believe that the expectations reflected in those forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. Those statements are made by using various underlying assumptions and are subject to numerous risks, contingencies and uncertainties, including, among others: the ability of McDermott and CB&I to obtain the shareholder approvals necessary to complete the proposed combination on the anticipated timeline or at all; the risk that a condition to the closing of the proposed combination may not be satisfied, or that the proposed combination may fail to close, including as the result of any inability to obtain the financing for the combination; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the proposed combination; the costs incurred to consummate the proposed combination; the possibility that the expected synergies from the proposed combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; the credit ratings of the combined businesses following the proposed combination; disruption from the proposed combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the proposed combination; adverse changes in the markets in which McDermott and CB&I operate or credit markets; the inability of McDermott or CB&I to execute on contracts in backlog successfully; changes in project design or schedules; the availability of qualified personnel; changes in the terms, scope or timing of contracts; contract cancellations; change orders and other modifications and actions by customers and other business counterparties of McDermott and CB&I; changes in industry norms; and adverse outcomes in legal or other dispute resolution proceedings. If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. You should not place undue reliance on forward-looking statements. For a more complete discussion of these and other risk factors, please see each of McDermott's and CB&I's annual and quarterly filings with the U.S. Securities and Exchange Commission (the "SEC"), including their respective annual reports on Form 10-K for the year ended December 31, 2017. This communication reflects the views of McDermott's management as of the date hereof. Except to the extent required by applicable law, McDermott undertakes no obligation to update or revise any forward-looking statement. FORWARD-LOOKING STATEMENTS

This presentation includes several “non-GAAP” financial measures as defined under Regulation G of the U.S. Securities Exchange Act of 1934, as amended. We report our financial results in accordance with U.S. generally accepted accounting principles (“GAAP”), but believe that certain non-GAAP financial measures provide useful supplemental information to investors regarding the underlying business trends and performance of our ongoing operations and are useful for period-over-period comparisons of those operations.   The non‐GAAP measures we have presented in this presentation include the total and diluted per share amounts of adjusted net income (loss) attributable to the Company and adjusted operating income and operating margin, EBITDA, adjusted EBITDA and free cash flow, in each case excluding the impact of certain identified items. We believe that these measures are useful for investors to review because they provide consistent measures of the underlying results of our ongoing business. Furthermore, our management uses each of these measures as measures of the performance of our operations. However, non‐GAAP measures should not be considered as substitutes for operating income, net income or other data prepared and reported in accordance with GAAP and should be viewed in addition to McDermott’s reported results prepared in accordance with GAAP. The Forecast non‐GAAP measures we have presented in this presentation include forecast free cash flow and EBITDA. We believe these forward-looking financial measures are within reasonable measure. We define “free cash flow” as cash flows from operations less capital expenditures. We believe investors consider free cash flow as an important measure because it generally represents funds available to pursue opportunities that may enhance shareholder value, such as making acquisitions or other investments. Our management uses free cash flow for that reason. We define EBITDA as net income plus depreciation and amortization, interest expense, net and provision for income taxes. We have included EBITDA disclosures in this presentation because EBITDA is widely used by investors for valuation and comparing our financial performance with the performance of other companies in our industry. Our management also uses EBITDA to monitor and compare the financial performance of our operations. EBITDA does not give effect to the cash that we must use to service our debt or pay our income taxes, and thus does not reflect the funds actually available for capital expenditures, dividends or various other purposes. In addition, our presentation of EBITDA may not be comparable to similarly titled measures in other companies’ reports. You should not consider EBITDA in isolation from, or as a substitute for, net income or cash flow measures prepared in accordance with U.S. GAAP.   Reconciliations of these non‐GAAP financial measures and forecast non‐GAAP financial measures to the most comparable GAAP measures are provided in the tables set forth at the end of this presentation. NON-GAAP MEASURES

Build efficiencies and improve value through technology, high-performing assets and Fit 2 Grow to further enhance capabilities AREAS 2017 FOCUS Maintain leadership position in Middle East and focus on NOC’s with One McDermott Way Diversify through exposure to growth markets and build on new relationships with super majors and independents as market outlook improves Execute schedule and cost management and focus on liquidity DIVERSIFY MAINTAIN EXECUTE BUILD AREAS 2018 FOCUS TRANSFORM Transform to create a premier vertically integrated onshore-offshore EPCI company with a market leading technology portfolio through the proposed combination with CB&I

QUARTERLY RESULTS © 2018 McDermott International, Inc. All rights reserved.

Adjusted EBITDA of $104 million result of strong operational performance driven by the One McDermott Way and a significant change order in our Asia Area Q1 2018 order intake mostly attributable to the Saudi Aramco 13 Jackets and BP Cassia-C projects, as well as various change orders on existing projects Q1 2018 revenue driven by Saudi Aramco LTA II Lump Sum, Saudi Aramco Safaniya Phase 5, Inpex Ichthys and PEMEX Abkatun projects $ in millions except for per share data Q1 2018 Financial Highlights1 2018 financial results reflect the adoption of ASC 606, Contracts with Customers, effective January 1, 2018. 2017 financial results have not been adjusted for such impacts. The reconciliations of EBITDA, each adjusted measure and Free Cash Flow, all of which are Non-GAAP measures, to the most comparable GAAP measure is provided in the pages entitled “Additional Disclosures – Quarterly Reconciliations” and “Additional Disclosures – EBITDA Reconciliations.” Sum of components may not foot due to rounding. Includes cash, cash equivalents and restricted cash.

Q1 2018 Segment Reporting[1]

$ in millions

REVENUES
$608 million for the quarter ended Mar. 31, 2018

	AEA	MEA	ASA
Q1'18	$113 ▼	$345 ▼	$149 △
Q4'17	$116	$517	$85

OPERATING INCOME (LOSS) & MARGIN %
$68 million, or 11.2%, for the quarter ended Mar. 31, 2018

	Segments: AEA		Segments: MEA		Segments: ASA		Corp. & Other[2]
Q1'18	$ -	0.1% ▼	$69	20.1% ▼	$75	50.3% △	$(76) ▼
Q4'17	$2	1.8%	$103	19.9%	$21	24.3%	$(68)

BACKLOG
$3,387 million for the quarter ended Mar. 31, 2018

	AEA	MEA	ASA
Q1'18	$969 ▼	$2,021 ▼	$397 ▼
Q4'17	$1,169	$2,249	$483

CAPEX
$18 million for the quarter ended Mar. 31, 2018

	Segments: AEA	Segments: MEA	Segments: ASA	Corp. & Other
Q1'18	$3 △	$3 ▼	$3 △	$10 △
Q4'17	$2	$12	$1	$6

- Increase in revenues and margin in ASA region driven by settlement of a significant change order for which a significant amount of the cost and a portion of the revenues associated with the change order were recognized in prior quarters
- Backlog of $3.4 billion remains strong, with approximately $0.3 billion of orders during the quarter
- Increase in capex spend in Corporate and Other primarily relates to IT program spending

1) Sum of components may not foot due to rounding.
2) Corporate and Other includes $14.0 million of transaction and integration planning costs associated with the proposed combination with CB&I, as well as restructuring charges incurred during the quarter. A reconciliation of adjusted operating income and margin are provided on the page entitled "Additional Disclosures – Quarterly Reconciliations."

© 2018 McDermott International, Inc. All rights reserved.

7

Cash provided by operating activities due to strong earnings during the quarter and disciplined working capital management Capex primarily related to maintenance and project spend and IT program spend Cash flows used in financing activities mostly attributable to repurchase of shares related to stock awards $408 million cash & restricted cash as of Dec. 31, 20171 $419 million cash & restricted cash as of Mar. 31, 20181 NET INCREASE IN CASH 11 (27) $ in millions Q1 2018 Summary Cash Flow CASH FLOWS FROM OPERATING ACTIVITIES 37 (18) CASH FLOWS FOR CAPEX CASH FLOWS USED FOR OTHER INVESTING ACTIVITIES & FX CASH FLOWS USED FOR FINANCING ACTIVITIES (7) Includes restricted cash of $18 million as of Dec. 31, 2017 and $6 million as of Mar. 31, 2018. (1)

Cash paid for interest mostly attributable to vendor equipment financing, as our semi-annual interest payments on the 8% senior secured notes and North Ocean 105 loan are payable in Q2 2018 Changes in current assets and liabilities driven by high activity on projects with national oil companies with extended payment terms Positive free cash flow attributable to high earnings during the quarter and disciplined working capital management Decrease Increase $ in millions Q1 2018 EBITDA to Free Cash Flow1 Sum of components may not foot due to rounding. EBITDA and Free Cash Flow are Non-GAAP measures. Free Cash Flow is calculated by subtracting capex from Cash flows from operations. Reconciliations to the most comparable GAAP measures are provided on the pages entitled “Additional Disclosures – Quarterly Reconciliations” and “Additional Disclosures – EBITDA Reconciliations.” $2

Our working capital, as presented above, excludes cash, restricted cash, and cash equivalents and current maturities of long-term debt Historically, prior to 2016, working capital was a source of cash due to earlier advances on our contracts We made the strategic decision to focus on NOCs during the commodity downturn that started in late 2014; NOCs have longer-term views with respect to capital investment, and contracts are typically structured with revenue milestones that are more back-end loaded The main drivers behind the working capital build are our contracts with Pemex and ONGC, which had ending net working capital balances as of Q1 2018 of $216 million and $54 million, respectively Over the past couple of years, we have expanded our strategic management of cash flow with the introduction of vendor equipment financing, receivable factoring and alignment of our supply chain $ in millions Working Capital Trend Comparison1 Current Liabilities Current Assets Net Working Capital Sum of components may not foot due to rounding. Brent Spot $/Bbl March 29, 2018 $69.02/Bbl December 31, 2014 $55.27/Bbl

Q1 2018 capex spend primarily attributable to maintenance and project capex as well as IT program spending IT program capex driven by engineering and project management software Amazon capex spend represents pre-engineering for state-of-the-art ultradeepwater J-lay system upgrade DLV 2000 Capex LV 108 VLS Upgrade Capex Maintenance and Project Capex Capitalized Interest $ in millions Capex Summary Amazon Capex $63 $18 $16 $22 $18 IT Program Capex

Projects > $50M – Percent of Completion (POC)[1]

Project Name	Project Size[2]
ONGC Vasishta	Significant
Aramco Marjan Power System	Significant
KJO Hout	Large
QGEP Atlanta SURF	Large
Aramco 4 Jackets & 3 Gas Platforms	Large
Aramco LTA II	Mega
PEMEX Ayatsil-C	Large
Aramco BRRI Platform	Large
PEMEX Abkatun	Significant
Aramco Header 9	Large
BP Angelin	Large
Total Pipeline Replacement	Sizeable
Aramco Safaniya Phase 5	Substantial
Woodside GWF	Large
Aramco 13 Jackets	Large
Maersk Tyra	Substantial
Aramco Safaniya Phase 6	Major
Reliance KG-D6	Significant
QP Bul Hanine Phase 1	Significant



AEA
MEA
ASA
0
10
20
30
40
50
60
70
80
90
100

- Inpex Ichthys is substantially complete with minor additional scope to be performed in 2019
- ONGC Vashishta and KJO Hout were substantially completed during the quarter
- Significant projects awarded in the prior quarter are now fully underway, including Maersk Tyra, Aramco Safaniya Phase 6, Reliance KG-D6 and QP Bul Hanine Phase 1

1) Projects as of March 31, 2018. The list excludes projects that were substantially complete (>95%) in prior periods.
2) Represents the project size at time of award. Project sizes are as follows: Sizeable (>$1M and <$50M), Large ($50M - $250M), Significant ($250M - $500M), Substantial ($500M - $750M), Major ($750M - $1,500M) and Mega (>$1,500M).

© 2018 McDermott International, Inc. All rights reserved.

12

Actual: 158 Standard: 313 SUBSEA VESSELS (Days) 51% Fabrication utilization driven by high levels of activity in the Altamira and Jebel Ali fabrication yards, which were over 125% utilized during the quarter Vessel utilization lower in Q1 2018 compared to Q4 2017, driven by sequencing of marine campaigns Unallocated direct operating expenses primarily driven by lower utilization of our Batam fabrication yard and certain marine vessels Actual: 111 Standard: 375 OFFSHORE VESSELS (Days) 30% Actual: 4,207 Standard: 4,250 99% Actual: 258 Standard: 375 69% Actual: 189 Standard: 313 60% Q1’18 Q4’17 Asset Utilization Summary Project Gross Profit: $174 Gross Profit: $132 UNALLOCATED DIRECT OPERATING EXPENSES (in millions) $42 Project Gross Profit: $156 Gross Profit: $122 $34 Actual: 3,974 Standard: 4,500 FABRICATION (Mhrs 000s) 88%

Mar. 31, 2018 Dec. 31, 2017 Cash and Restricted Cash $419 $408 North Ocean 105 Loan 25 25 8% Senior Secured Notes 500 500 Vendor Equipment Financing (“VEF”) 16 16 Other, including Capital Lease 2 2 Gross Debt2 $542 $542 Debt Issuance Costs (5) (5) Total Debt $537 $537 Net Debt3 $123 $134 Senior Notes North Ocean 105 $10 $8 $500 $24 $ in millions Scheduled Debt Maturity Profile 3/31/18 $ in millions Q1 2018 Capital Structure1 Capitalization Sum of components may not foot due to rounding. Form 10-Q discloses debt amounts net of respective debt issuance costs for each arrangement. Net debt is defined as Gross Debt net of Cash and Restricted Cash. Other VEF Improved net debt position driven by higher cash balance in Q1 2018 No draws on Revolver under the Credit Agreement as of March 31, 2018 No significant debt maturities scheduled until 2021; however, we gave a conditional notice for full optional redemption of all our outstanding senior secured notes due 2021 on May 10, 2018, which is subject to extension through June 8, 2018

LEVERAGE RATIO COLLATERAL COVERAGE RATIO Total Debt / Covenant EBITDA Covenant EBITDA / Fixed Charges Fair Value of Collateral / Total Debt compliance calculations as of March 31, 2018 Credit Agreement Financial Covenant Compliance Ratios 1.20x 3.50x Actual Maximum 1.15x 3.42x Actual Minimum Actual Minimum 1.20x 1.98x Continued positive financial performance maintains significant headroom under covenant ratios Low leverage ratio of 1.20x Collateral values continue to provide stable headroom under collateral coverage ratio FIXED CHARGE COVERAGE RATIO

Taking the Lead with Safety QHSES: Industry Leading Performance Industry-leading safety metrics for last six years Recently surpassed 84 million man-hours LTI-free as a company Middle East Area now achieved over 82 million man-hours LTI-free International Association of Oil & Gas Producers International Marine Contractors Association McDermott International, Inc. Total Recordable Incident Rate 0.36 0.21 0.12

ORDER INTAKE, BACKLOG & BID PIPELINE © 2018 McDermott International, Inc. All rights reserved.

Details of $3.4B Backlog as of Mar. 31, 2018 BACKLOG by Segment BACKLOG by Business Line EXPECTED BACKLOG Roll-Off by Year Q1 2018 awards include the Saudi Aramco 13 Jackets EPCI contract and detailed engineering and long lead procurement contract for the BP Cassia C Compression platform Saudi Aramco work accounts for approximately 48% of backlog Visibility into 2019 with $1.3B in backlog expected to roll-off during the year $ in billions Q1 2018 Backlog and Expected Roll-Off

1 $ in billions, except $/Bbl Revenue Pipeline – 5 Quarter Look-Back Includes change orders. There is no assurance that bids outstanding or target projects will be awarded to McDermott, or that outstanding change orders ultimately will be approved and paid by the applicable customers in the full amounts requested or at all. Target projects are those that we believe fit McDermott’s capabilities and are anticipated to be awarded in the market in the next five quarters. Revenue pipeline continues to remain stable, with incremental gains as market recovers Bids and Change Orders Outstanding increased by $3.1 billion from the prior quarter Increase in pipeline mainly attributable to expected activity in our Middle East Area and our Americas, Europe and Africa Area 1

OIL/GAS GREENFIELD/BROWNFIELD BUSINESS LINE Q4’17 Q1’18 CONTRACT SCOPE CUSTOMER SEGMENT 2 Bids Outstanding & Target Projects1 $21.6 billion as of Mar. 31, 2018 compared to $20.6 billion as of Dec. 31, 2017 $ in billions Bids outstanding and target projects primarily represent offshore EPCI opportunities Growth in bids outstanding and target projects from previous quarter mostly attributable to MEA Growth in expected projects from NOCs with consistent outlook for Super Majors and Independents Includes change orders. There is no assurance that bids outstanding or target projects will be awarded to McDermott, or that outstanding change orders ultimately will be approved and paid by the applicable customers in the full amounts requested or at all. Target projects are those that we believe fit McDermott’s capabilities and are anticipated to be awarded in the market in the next five quarters. “Other” category includes FEED, T&I, Construction and other types of work. $13.5

Q1 2018 Revenue Pipeline by Project Size

as of March 31, 2018, contract values in millions

ESTIMATED TOTAL CONTRACT VALUES

		Q1'18 Pipeline			Q4'17 Pipeline			Delta from Sequential Quarter		
Description	Range	Backlog[1]	Bids Outstanding [2,3]	Target Projects[2,3,4]	Backlog[1]	Bids Outstanding [2,3]	Target Projects [2,3,4]	Backlog [1]	Bids Outstanding [2,3]	Target Projects [2,3,4]
Sizeable	<$50	14	22	42	11	28	37	3	(6)	5
Large	$50-250	10	15	23	8	12	28	2	3	(5)
Significant	$250-500	5	4	9	6	4	11	(1)	-	(2)
Substantial	$500-750	3	1	6	3	1	10	-	-	(4)
Major	$750-1,500	1	4	3	2	1	3	(1)	3	-
Mega	>$1,500	2	-	1	2	-	-	-	-	1
		35	**46**	**84**	**32**	**46**	**89**	**3**	**-**	**(5)**

- Overall number of projects in revenue pipeline remains stable from prior quarter
- Mix of bids outstanding has shifted toward larger projects, with 4 Major project bids outstanding as of March 31, 2018
- Strength of pipeline supported by disciplined bidding and target identification to fill backlog for 2018 and 2019

1) Excludes projects with total contract value less than $1 million. The size of the contracts in backlog reflects the total contract value comprised of revenues previously recognized and anticipated future revenues. Includes change orders signed.
2) There is no assurance that bids outstanding or target projects will be awarded to McDermott, or that outstanding change orders ultimately will be approved and paid by the applicable customers in the full amounts requested or at all.
3) Does not include change orders on existing projects.
4) Target projects are those that we believe fit McDermott's capabilities and are anticipated to be awarded in the market in the next five quarters.

© 2018 McDermott International, Inc. All rights reserved.

21

2018 GUIDANCE © 2018 McDermott International, Inc. All rights reserved.

We are reaffirming our guidance as initially issued on January 24, 2018, and reaffirmed on February 21 and April 12, 2018, with an adjustment to our anticipated costs forecast under Corporate and Other Our guidance does not include any transaction, integration planning or financing related costs associated with the proposed combination with CB&I Anticipated working capital improvements expected to result in higher cash balance $ in millions, except per share amounts, or as indicated 2018 Guidance1 ~ = approximately This 2018 guidance does not reflect the proposed combination with CB&I or the related financing transactions. McDermott’s forecasted net income attributable to McDermott does not include any amount representing 2018 year-end pension actuarial gain or loss, because McDermott has no basis to estimate pension actuarial gain or loss amounts for the forecast period and cannot estimate such amount without unreasonable effort. Net Interest Expense is gross interest expense less capitalized interest and interest income. Ending Gross Debt excludes debt issuance costs and capital lease obligations. The calculations of EBITDA and Free Cash Flow, which are Non-GAAP measures, are shown in the appendix entitled “Reconciliation of Forecast Non-GAAP Financial Measures to Forecast GAAP Financial Measures.” Corporate and Other represents the operating income (loss) from corporate and non-operating activities, including corporate expenses, certain centrally managed initiatives (such as restructuring charges), impairments, year-end mark-to-market (“MTM”) pension actuarial gains and losses, costs not attributable to a particular reporting segment, and unallocated direct operating expenses associated with the underutilization of vessels, fabrication facilities and engineering resources.

Fit 2 Grow (“F2G”) is a value improvement program initiated to further enhance our cost culture and available cash We expect to realize in excess of $50 million of cash savings, before restructuring charges which are expected to be approximately $3 million During Q1 2018, we realized approximately $15 million in expected savings, before restructuring costs of approximately $3 million All activities related to the McDermott Profitability Initiative (“MPI”) and Additional Overhead Reduction (“AOR”) programs were completed during fiscal year 2016. Implementation of Fit 2 Grow Demonstrates McDermott’s Cost Culture 35% 18% 11% Headcount optimization Labor & Compensation Optimizing purchasing power, vendor service levels & discretionary spending Spend Rationalization Outsourcing certain services (i.e. vessel management, supply chain, etc.) Third Party Management Various other cost improvements (i.e. reduce leased assets, financing initiatives, etc.) Other Savings Area 1 1

Financing of the Combination with CB&I We have entered into or received commitment letters from certain financial institutions to provide debt financing for the proposed combination with CB&I The capital structure as a whole is expected to carry an estimated annualized interest cost on funded indebtedness of approximately $304 million, which compares to the estimated annualized interest cost of approximately $298 million on funded indebtedness originally anticipated based on the financing estimates described in McDermott’s previously published pro forma financial statements We closed the 2024 Senior Unsecured Notes offering on April 18, 2018; the funded amounts are held in escrow until the closing of the CB&I combination expected in Q2 2018 1 Represents our current estimated annualized interest based upon the closing of the 2024 notes and expected closing of the senior credit facilities. 2 Represents estimated financing and annualized interest as presented in our recently filed Registration Statement on Form S-4, as amended. 3 Represents a 0.5% interest charge on the undrawn portion of our $1.0 billion revolving credit facility. 4 Increase in debt issuance costs ("DIC") amortization from the Registration Statement estimate driven by updated estimates of issuance fees and duration of debt. 5 Increase in interest income from the Registration Statement estimate represents estimated interest income on restricted cash and cash balances. $ in millions

We have validated the originally identified $250 million in annualized cost synergies with concrete plans to achieve them by the second quarter of 2019 We have identified potential incremental savings of $100 million our integration team plans to achieve by the end of 2019, leveraging McDermott’s cost conscious culture on the combined business As our executive leadership continues the integration planning, we will remain vigilant in identifying additional opportunities for cost synergies Post-Combination Cost Synergies Identified Improved commodity/category buying power Supplier consolidation Improved purchase agreements held by both companies Supply Chain $153M OPERATIONS $77m G&A $93M Other $27m Savings Area $250 $ in millions $100 Centralization and/or outsourcing of transactional functions Right-sizing the overall corporate support core Pooling of operations support resources in high value centers Facility footprint rationalization Harmonizing project management layers Adopting a more conservative travel and expense policy Eliminating certain benefits and perks Reducing Board of Directors and insurance costs + Initial Synergies Announced Dec. 18, 2017 Run rate to be achieved Q2 2019 Additional Synergies Announced Apr. 12, 2018 Run rate to be achieved Q4 2019

FREQUENTLY ASKED QUESTIONS When… The market… If you… How…

Question Response 1) What is the effect of the low oil price on McDermott? We believe McDermott’s exposure to fluctuations in commodity prices is partially mitigated due to its diversification of client mix with NOCs, geographic focus in the Middle East and expertise in brownfield projects. Despite the continued macro environment, we achieved a 0.5x book-to-bill ratio for the quarter ended March 31, 2018 and have identified a healthy revenue pipeline. In addition, as part of our continued focus on cost management, we proactively seek ways to improve our cost structure and manage our cost base. 2) What are the risks of contract cancellations? We believe our EPCI projects generally have a lower risk of cancellation due to the nature of our work being immediately before production and after Final Investment Decision by the customer. Although we had a charter termination for the Agile in the second quarter of 2016, we believe it was an exception, and primarily as a result of the customer’s inability to renew the Charter Authorization Certificate. 3) Do you have access to any amounts classified as restricted cash? Restricted cash is primarily related to cash collateral for bilateral letters of credit (LCs) obtained from sources outside of our primary $810 million letter of credit facility. We use these separate LCs to lower costs and manage overall capacity of the primary facility. To the extent there is adequate capacity under the $810 million facility, the bilateral LCs effectively could be moved to that facility to release the restricted cash if necessary. 4) Is there any expected tax impact to McDermott resulting from the Tax Cuts and Jobs Act which was enacted on December 22, 2017? The Tax Cuts and Jobs Act was enacted on December 22, 2017. The Act reduces the U.S. federal corporate tax rate from 35% to 21%.  Due to McDermott’s current loss position in the United States, it is not able to benefit from the reduced rate.  However, if McDermott generates profits in the U.S. in the future, it may be in a position to benefit from the lower rate.  The Act also requires companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred and creates new taxes on certain foreign-sourced earnings.  However, based on its Panamanian domicile, McDermott would not be significantly impacted by these provisions of the Act. Frequently asked questions QUESTIONS

Frequently asked questions QUESTIONS Question Response 5) What are McDermott’s key local markets for 2018 bidding? McDermott continues to bid for work in markets where we expect our customers to invest capital. Today, most of our current and prospective work is for customers operating in Saudi Arabia, Qatar, Malaysia, Western Australia, the East Coast of India, Mexico and Africa. 6) Are there any updates to discuss on the Strategic MOU that you signed with Saudi Aramco in the first quarter of 2017? Signing the MOU was the first step in a multi-year process. The McDermott and Saudi Aramco teams are currently working together through the planning phase, including working with Saudi Aramco to finalize the lease and related agreements. The MOU provides an exclusivity period extending to June 1, 2018 for the negotiation and finalization of the agreements contemplated in the MOU. We will also continue to optimize the design and layout of the new yard to maximize the efficiency of the new facility to better serve our Middle East customers, including Saudi Aramco. 7) Are there any updates to discuss regarding the business combination you announced with CB&I on December 18, 2017? On March 14, 2018, we announced the conclusion of all competition authority reviews for the proposed combination, including receiving the consent of the Russian Federal Antimonopoly Service. On March 29, 2018, our registration statement on Form S-4 was declared effective by the SEC. On April 18, 2018, we completed a notes offering that was a key component of the requisite financing to complete the pending combination with CB&I. We have announced our proposed organizational structure and executive leadership team, and we are currently focused on integration planning. We continue to expect to complete the combination in Q2 2018.

FINANCIAL APPENDIX © 2018 McDermott International, Inc. All rights reserved.

Reconciliation of Non-GAAP to GAAP financial measures Additional Disclosures – Quarterly Reconciliations We recognized $14.0 million in transaction and integration planning costs associated with the proposed combination with CB&I, as well as restructuring costs associated with our F2G initiative, in the first quarter of 2018. We recognized $8.9 million in transaction-related costs in the fourth quarter of 2017 associated with the proposed combination with CB&I. A gain of $5.2 million was recorded in the quarter ended December 31, 2017, as a result of non-cash actuarial mark-to-market adjustments recorded in the fourth quarter of each year. The adjustments to GAAP Net Income have been income tax effected when included in net income. The Non-GAAP adjusting items are primarily attributable to tax jurisdictions in which McDermott currently does not pay taxes and, therefore, no tax impact is applied to those items. Includes the Non-GAAP adjustments described in footnotes 1 and 2 above.

Reconciliation of Non-GAAP to GAAP financial measures Additional Disclosures – EBITDA Reconciliations We define EBITDA as net income plus depreciation and amortization, interest expense, net, and provision for income taxes.  We define Adjusted EBITDA as EBITDA less the adjustments detailed in the immediately preceding pages.  We have included EBITDA and Adjusted EBITDA disclosures in this supplemental deck because EBITDA is widely used by investors for valuation and comparing our financial performance with the performance of other companies in our industry and because Adjusted EBITDA provides a consistent measure of EBITDA relating to our underlying business.  Our management also uses EBITDA and Adjusted EBITDA to monitor and compare the financial performance of our operations.  EBITDA and Adjusted EBITDA do not give effect to the cash that we must use to service our debt or pay our income taxes, and thus do not reflect the funds actually available for capital expenditures, dividends or various other purposes.  In addition, our presentation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures in other companies’ reports. You should not consider EBITDA or Adjusted EBITDA in isolation from, or as a substitute for, net income or cash flow measures prepared in accordance with U.S. GAAP.

Reconciliation of Non-GAAP to US GAAP financial measures Additional Disclosures – 2018 Guidance Reconciliations

ADDITIONAL INFORMATION AND WHERE TO FIND IT This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, McDermott International, Inc. ("McDermott") has filed a Registration Statement on Form S-4 (the “Registration Statement”) with the SEC that includes (1) a joint proxy statement of McDermott and Chicago Bridge & Iron Company N.V. ("CB&I"), which also constitutes a prospectus of McDermott and (2) an offering prospectus of McDermott Technology, B.V. in connection with McDermott Technology, B.V.'s offer to acquire CB&I shares. The Registration Statement was declared effective by the SEC on March 29, 2018. McDermott and CB&I have mailed the definitive joint proxy statement/prospectus to stockholders of McDermott and shareholders of CB&I. In addition, McDermott and McDermott Technology, B.V. have filed a Tender Offer Statement on Schedule TO-T (the "Schedule TO") with the SEC and CB&I has filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") with respect to the exchange offer. The solicitation and offer to purchase shares of CB&I's common stock is only being made pursuant to the Schedule TO and related offer to purchase. This material is not a substitute for the joint proxy statement/prospectus, the Schedule TO, the Schedule 14D-9 or the Registration Statement or for any other document that McDermott or CB&I may file with the SEC and send to McDermott's and/or CB&I's shareholders in connection with the proposed transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION OR DECISION WITH RESPECT TO THE EXCHANGE OFFER, WE URGE INVESTORS OF CB&I AND MCDERMOTT TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, SCHEDULE TO (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY MCDERMOTT AND CB&I WITH THE SEC CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MCDERMOTT, CB&I AND THE PROPOSED TRANSACTIONS. Investors are able to obtain free copies of the Registration Statement, joint proxy statement/prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by McDermott and CB&I with the SEC at http://www.sec.gov, the SEC's website, or free of charge from McDermott's website (http://www.mcdermott.com) under the tab, "Investors" and under the heading "Financial Information" or by contacting McDermott's Investor Relations Department at (281) 870-5147. These documents are also available free of charge from CB&I's website (http://www.cbi.com) under the tab "Investors" and under the heading "SEC Filings" or by contacting CB&I's Investor Relations Department at (832) 513-1068. PARTICIPANTS IN PROXY SOLICITATION McDermott, CB&I and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from McDermott's and CB&I's shareholders in connection with the proposed transactions. Information regarding the officers and directors of McDermott is included in its annual report on Form 10-K for the year ended December 31, 2017, filed with the SEC on February 21, 2018, as amended by its annual report on Form 10-K/A filed with the SEC on March 8, 2018. Information regarding the officers and directors of CB&I is included in its annual report on Form 10-K for the year ended December 31, 2017, filed with the SEC on February 21, 2018, as amended by its annual report on Form 10-K/A filed with the SEC on March 22, 2018. Additional information regarding the persons who may be deemed participants and their interests is set forth in the Registration Statement and joint proxy statement/prospectus and other materials filed with the SEC in connection with the proposed transactions. Free copies of these documents may be obtained as described in the paragraphs above.